SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 000-22219

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First South Bancorp, Inc.

1311 Carolina Avenue

Washington, North Carolina 27889

REQUIRED INFORMATION

Items 1-3. The First South Bank Employees’ Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1      Consent of Turlington and Company, L.L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 29, 2015	First South Bank Employees’ Savings &
Profit Sharing Plan and Trust

/s/ Scott C. McLean
Plan Administrator

Item 4: Financial Statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS &

PROFIT SHARING PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

As of and for the Years Ended

December 31, 2014 and 2013

[Letterhead of Turlington and Company, L.L.P.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator

First South Bank Employees' Savings &

Profit Sharing Plan and Trust

Washington, North Carolina

We have audited the accompanying Statements of Net Assets Available for Benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2014 and 2013, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan's management. The supplementary information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Turlington and Company, L.L.P.

Lexington, North Carolina

June 29, 2015

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2014	2013
Assets:
Investments at fair value:
Shares of registered investment companies	$6,895,184	$6,533,262
Common stock	1,132,000	1,109,176
Total investments	8,027,184	7,642,438

Receivables:
Employer contributions receivable	0	75,001
Notes receivable from participants	426,246	301,013
Total receivables	426,246	376,014

Cash – noninterest bearing	133,559	101,349
Total assets	8,586,989	8,119,801

Liabilities:
Return of excess employer contributions	536	0
Total liabilities	536	0

Net assets available for benefits	$8,586,453	$8,119,801

The accompanying notes are an integral part of the financial statements

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$127,342	$1,124,485
Interest and dividends from investments	298,673	234,705
Total investment income	426,015	1,359,190

Interest from notes receivable from participants	13,408	12,226

Contributions:
Employer	295,136	346,508
Participant	620,195	550,704
Rollover	19,453	250,684
Total contributions	934,784	1,147,896

Total additions	1,374,207	2,519,312

Deductions from net assets attributed to:
Benefits paid directly to participants	900,273	1,781,645
Administrative expenses	7,282	3,860

Total deductions	907,555	1,785,505

Net increase	466,652	733,807

Net assets available for benefits:
Beginning of years	8,119,801	7,385,994

End of years	$8,586,453	$8,119,801

The accompanying notes are an integral part of the financial statements

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2014 and 2013

1.	Description of Plan:

The following description of First South Bank Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan covering all employees of First South Bank (the Plan Sponsor) who are age 21 or older and have completed six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute between 1% and 100% of pretax compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage daily and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor matches 100% of the first 3% and 50% of the amount between 3% and 5% of base contributions that a participant contributes to the Plan. Additional profit sharing and discretionary match amounts may be contributed at the option of the Plan Sponsor's Board of Directors. Employer contributions are allocated to the same investment options that the employee directs. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and in the Plan Sponsor's Safe Harbor matching contributions plus actual earnings thereon. Vesting in the Plan Sponsor's discretionary matching and profit sharing contributions and the earnings thereon is based upon years of continuous service. The employer's contributions shall be fully vested and nonforfeitable upon death, total and permanent disability, upon discontinuance of employer contributions to the Plan, termination of the Plan, or upon reaching normal retirement age defined as 65 years of age. If participant termination occurs prior to these events, the participant vests in the employer's contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (Continued):

Investment Options

During the years ended December 31, 2014 and 2013, participants could direct the investment of their contributions as well as employer matching contributions between forty-one mutual funds and employer stock for 2014 and between forty mutual funds and employer stock for 2013. Each investment offers differing degrees of risk and return.

Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed twenty years, or maintain his or her vested account balance in the Plan. When a participant terminates employment and the vested benefit is between $1,000 and $5,000 and the participant does not consent to a distribution of the vested balance, the vested benefit automatically will be rolled over to an IRA selected by the Plan Administrator. A participant with a vested account balance in excess of $5,000 may elect to receive a distribution from the Plan as soon as administratively possible following termination of employment. If the participant does not consent to a distribution of the vested balance, the balance will remain in the Plan.

Required minimum payments will begin no later than the 1st of April following the year in which the retired participant reaches age 70½.

Forfeitures

Forfeitures represent the nonvested employer matching contributions of participants that have terminated their employment with the Plan Sponsor. During the years ended December 31, 2014 and 2013, no forfeitures were used to decrease employer contributions. At December 31, 2014 and 2013, forfeited nonvested accounts totaled $29,770 and $11,634, respectively.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay record keeping and other administrative expenses incurred by the Plan. For the years ended December 31, 2014 and 2013, the Plan Sponsor has elected to pay all of the administrative fees related to the professional services provided to the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Expenses for the trustee were paid by the Plan Sponsor for the years ended December 31, 2014 and 2013.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, reported changes in net assets available for benefits, and disclosures during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the years.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

3.	Investments:

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	-	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2	-	Inputs to the valuation methodology are quoted prices for similar assets or liabilities; quoted prices in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-	Inputs to the valuation methodology are unobservable inputs where there is little or no market activity and the reporting entity makes estimates and assumptions that are significant to the fair value of the asset or liability.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

Registered Investment Companies - These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock - These investments are valued at the closing price reported on the active market on which the stock is traded.

	Assets at Fair Value as of December 31, 2014
Description	Total	Level 1	Level 2	Level 3
Shares of registered investment companies:
International	$229,465	$229,465
Small/Mid Cap	753,027	753,027
Large Cap	665,038	665,038
Bonds	140,403	140,403
Intermediate Government	9,115	9,115
Diversified Emerging Markets	72,058	72,058
Natural Resources	29,904	29,904
Real Estate	64,685	64,685
Equity Precious Metals	2,816	2,816
Moderate Allocation	51,381	51,381
Retirement Income	4,706,203	4,706,203
Cash equivalents	171,089	171,089
First South Bancorp, Inc. common stock	1,132,000	1,132,000
	$8,027,184	$8,027,184

	Assets at Fair Value as of December 31, 2013
Description	Total	Level 1	Level 2	Level 3
Shares of registered investment companies:
International	$185,943	$185,943
Small/Mid Cap	768,543	768,543
Large Cap	368,817	368,817
Bonds	102,719	102,719
Intermediate Government	72	72
Diversified Emerging Markets	81,068	81,068
Natural Resources	36,633	36,633
Real Estate	55,009	55,009
Equity Precious Metals	7,668	7,668
Moderate Allocation	49,482	49,482
Retirement Income	4,608,363	4,608,363
Cash equivalents	268,945	268,945
First South Bancorp, Inc. common stock	1,109,176	1,109,176
	$7,642,438	$7,642,438

7

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31
	2014	2013
Investments at fair value:
JP Morgan Smart Retirement 2035 A – 24,705.96 shares	$451,131
JP Morgan Smart Retirement Income A – 54,033.22 shares	947,202
JP Morgan Smart Retirement 2015 A – 59,429.98 and 60,487.98 shares, respectively	1,048,939	$1,042,208
JP Morgan Smart Retirement 2020 A – 29,326.51 and 27,994.39 shares, respectively	536,968	499,700
JP Morgan Smart Retirement 2025 A – 35,601.25 and 43,536.72 shares, respectively	631,566	749,702
JP Morgan Smart Retirement 2030 A – 32,973.14 and 29,115.86 shares, respectively	628,798	538,643
JP Morgan Smart Retirement 2010 A – 44,678.89 shares	743,010
First South Bancorp, Inc. – 142,211.00 and 142,202.00 shares, respectively	1,132,000	1,109,176

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31
	2014	2013
Net appreciation in fair value of investments:
Shares of registered investment companies	$107,156	$932,498
First South Bancorp, Inc. common stock	20,186	191,987
	$127,342	$1,124,485

4.	Related Party and Party-in-Interest Transactions:

As of December 31, 2014 and 2013, the Plan's investments included $1,132,000 and $1,109,176, respectively, in common stock of First South Bancorp, Inc. These investments represent approximately 13% and 14% of total Plan assets at December 31, 2014 and 2013, respectively.

Certain Plan investments are shares of mutual funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the custodian of the Plan and, therefore, transactions with Charles Schwab Trust Company qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses totaled $7,282 and $3,860, for the years ended December 31, 2014 and 2013, respectively.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.	Tax Status:

The Plan is a nonstandardized prototype plan sponsored by MVP Plan Administrators, Inc. The Internal Revenue Service (IRS) has determined and informed MVP Plan Administrators, Inc. by letter dated March 31, 2014 that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 to Form 5500:

Net assets available for benefits per the financial statements	$8,586,453
Less: Benefit claims payable as reported on Form 5500	48,308

Net assets available for benefits per the Form 5500	$8,538,145

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 to Form 5500:

Benefits paid to participants per the financial statements	$900,273
Add: Amounts allocated to withdrawing participants at December 31, 2014	48,308

Benefits paid to participants per Form 5500	$948,581

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the year-end, but not yet been paid as of that date. At December 31, 2014, this amount was $48,308.

7.	Plan Termination:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

9.	Reclassifications:

Certain items in the December 31, 2013 financial statements have been reclassified to make the statements more comparable to the December 31, 2014 financial statements.

10.	Subsequent Events:

Plan management has evaluated all subsequent events through June 29, 2015, the date the financial statements were available to be issued.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Employer Identification Number: 56-0266599

Three-digit Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	**
	Lessor, or Similar Party	Par, or Maturity Value	Cost	Current Value
	Cash	Cash		$133,559
*	Schwab Investor Money Fund	Cash Equiv; 171,089.44 Shares		171,089
	Alliance Bernstein Small Cap	Mutual Fund; 2,731.01 Shares		128,603
	Allianz NFJ Int’l Value	Mutual Fund; 2,664.14 Shares		57,172
	AMG Southern Sun Small Cap Inv	Mutual Fund; 2,775.22 Shares		69,075
	AMG Yacktman Fund Service	Mutual Fund; 8,394.06 Shares		210,859
	Artisan Mid Cap	Mutual Fund; 3,245.70 Shares		147,484
	Aston Fairpointe Mid Cap CL N	Mutual Fund; 362.19 Shares		14,738
	BBH Core Select N	Mutual Fund; 2,729.04 Shares		61,922
	BlackRock Inflation Protect Bd	Mutual Fund; 380.47 Shares		4,094
	Cohen & Steers Realty	Mutual Fund; 841.60 Shares		64,685
	DFA Emerging Markets Value	Mutual Fund; 973.90 Shares		25,078
	DFA Int’l Small Company	Mutual Fund; 2,141.56 Shares		36,364
	Hodges Small Cap Instl	Mutual Fund; 2,128.84 Shares		42,577
	IVA Worldwide I	Mutual Fund; 3,447.96 Shares		60,236
	JP Morgan Large Cap Growth R6	Mutual Fund; 6,426.00 Shares		224,524
	JP Morgan Mid-Cap Value I	Mutual Fund; 5,792.76 Shares		215,201
	JP Morgan Smart Retire 2015 A	Mutual Fund; 59,429.98 Shares		1,048,939
	JP Morgan Smart Retire 2020 A	Mutual Fund; 29,326.51 Shares		536,968
	JP Morgan Smart Retire 2025 A	Mutual Fund; 35,601.25 Shares		631,566
	JP Morgan Smart Retire 2030 A	Mutual Fund; 32,973.14 Shares		628,798
	JP Morgan Smart Retire 2035 A	Mutual Fund; 24,705.96 Shares		451,131
	JP Morgan Smart Retire 2040 A	Mutual Fund; 15,108.46 Shares		295,522
	JP Morgan Smart Retire 2045 A	Mutual Fund; 7,054.05 Shares		130,570
	JP Morgan Smart Retire 2050 A	Mutual Fund; 1,905.07 Shares		35,206
	JP Morgan Smart Retire 2055 A	Mutual Fund; 14.74 Shares		301
	JP Morgan Smart Retire Income A	Mutual Fund; 54,033.22 Shares		947,202
	Loomis Sayles Bond CL I	Mutual Fund; 4,854.46 Shares		71,992
	Lord Abbett Value Opp I	Mutual Fund; 3,087.03 Shares		62,111
	Oppenheimer Developing Mkts Y	Mutual Fund; 1,339.98 Shares		46,980
	Oppenheimer Intl Growth FD CL Y	Mutual Fund; 780.36 Shares		27,375
	PIMCO GNMA Instl	Mutual Fund; 803.78 Shares		9,115
	RS Global Natural Resources Fund A	Mutual Fund; 1,205.34 Shares		29,904
*	Schwab International Index	Mutual Fund; 2,666.55 Shares		48,318
*	Schwab Small Cap Index Select	Mutual Fund; 2,715.55 Shares		73,238
	T Rowe Price Capital Appreciation FD	Mutual Fund; 1,966.36 Shares		51,381
	TCW Total Return Bond	Mutual Fund; 1,218.22 Shares		12,560
	Thornburg Limited-Term Income CLR5	Mutual Fund; 21.53 Shares		288
	Tocqueville Gold Fund	Mutual Fund; 87.94 Shares		2,816
	Vanguard 500 Index FD Admiral	Mutual Fund; 883.32 Shares		167,733
	Vanguard Short Term Bd Index Adm	Mutual Fund; 4,193.45 Shares		43,947
	Vanguard Total Bd Market Index Adm	Mutual Fund; 692.01 Shares		7,522
*	First South Bancorp, Inc.	Common Stock; 142,211.00 Shares		1,132,000
	Notes receivable from participants	Interest Rates: 3.25% - 4.25%		426,246

				$8,586,989

*	Represents a party-in-interest
**	Cost has been omitted for participant-directed investments

11